Exhibit 4.6

Amendment No. 2
to the
The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and its Affiliates
(Effective as of January 1, 2013)

Whereas, Cullen/Frost Bankers, Inc. ("Company") maintains "The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates," as last amended and restated effective as of January 1, 2013 ("Plan"), for the benefit of its Eligible Employees and the Eligible Employees of any participating Affiliate; and
Whereas, the Company desires to further amend the Plan to reflect current Plan administration regarding forfeitures; and
Whereas, Plan section 11.1 provides that the Company may amend the Plan from time to time with respect to all Employers participating under the Plan;
Now, Therefore, in accordance with the provisions of Plan section 11.1, the following actions are hereby taken and the Plan shall be amended, effective as of January 1, 2015, in the following respects:
1.Plan section 4.7 is amended in its entirety to read as follows:
4.7 Application of Forfeitures
Forfeitures occurring during a Plan Year in the Matching Contributions Account or ESOP Account of a Member will be used to offset expenses of the P n's administration provided that the Committee, or its delegate, determines such expenses to be both reasonable and appropriate. Additionally, the Company may, in its sole discretion, instead decide to allocate such forfeitures, on a uniform and nondiscriminatory basis, to eligible Participants as a non-elective contribution.
2.Plan section 10.2 is amended in its entirety to read as follows:
10.2 Compensation and Expenses
A member of the Committee shall serve without compensation for services as such if he is receiving full-time pay from an Employer or nonparticipating Affiliate as an Employee. Any other member of the Committee may receive compensation for services as a member, to be paid from the Trust Fund to the extent not paid by the Employers in their sole and absolute discretion. All expenses incurred in the administration of the Plan shall be paid for by the Trust Fund, except to the extent paid by the Employers in their sole and absolute discretion. Notwithstanding the foregoing, the Company may decide to pay an expense incurred in the administration of the Plan and then seek and obtain reimbursement from the Trust Fund within 60 days of the Company's payment of such expense consistent with the requirements set forth in Prohibited Transaction Exemption 80-26, and any member of the Committee may receive reimbursement by the Trust Fund of expenses properly and actually incurred to the extent not paid by the Employers as provided above. Such expenses shall include any expenses incident to the administration of the Plan, including, but not limited to, fees of accountants, counsel, and other specialists.
3. Except as amended above, the Plan as in effect prior to this amendment shall continue unchanged.
* * * * * * * * *
In Witness Whereof, the Company has caused this instrument to be executed by its duly authorized officers effective as of the date provided herein.

Cullen/Frost Bankers, Inc.

Attest:		By:	/s/ Richard W. Evans

By:	/s/ Emily Skillman	Its:	Chief Executive Officer

Its:	Group Executive Vice President	Date:	November 30, 2015

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